Exhibit 99.3

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

AS AT AND FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2024

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

	Notes	As at March 31, 2024	As at September 30, 2024
				Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
ASSETS
Goodwill	6	316,002	319,207	3,811
Intangible assets	6	32,748	28,195	336
Property, plant and equipment	4	81,608	78,822	941
Right-of-Use assets	5	17,955	21,854	261
Financial assets
Derivative assets	17	25	—	—
Investments	7	21,629	31,385	375
Trade receivables		4,045	587	7
Other financial assets	10	5,550	5,148	61
Investments accounted for using the equity method		1,044	1,008	12
Deferred tax assets		1,817	1,922	23
Non-current tax assets		9,043	7,782	93
Other non-current assets	11	10,331	7,744	92

Total non-current assets		501,797	503,654	6,012

Inventories	8	907	1,052	13
Financial assets
Derivative assets	17	1,333	651	8
Investments	7	311,171	407,309	4,863
Cash and cash equivalents	9	96,953	104,592	1,249
Trade receivables		115,477	112,655	1,345
Unbilled receivables		58,345	64,776	773
Other financial assets	10	10,536	8,973	107
Contract assets		19,854	17,788	212
Current tax assets		6,484	6,086	73
Other current assets	11	29,602	32,561	389

Total current assets		650,662	756,443	9,032

TOTAL ASSETS		1,152,459	1,260,097	15,044

EQUITY
Share capital		10,450	10,463	125
Share premium		3,291	6,000	72
Retained earnings		630,936	693,688	8,282
Share-based payment reserve		6,384	6,315	75
Special Economic Zone re-investment reserve		42,129	41,497	495
Other components of equity		56,693	60,380	721

Equity attributable to the equity holders of the Company		749,883	818,343	9,770
Non-controlling interests		1,340	1,798	21

TOTAL EQUITY		751,223	820,141	9,791

LIABILITIES
Financial liabilities
Loans and borrowings	12	62,300	62,653	748
Lease liabilities		13,962	18,965	226
Derivative liabilities	17	4	1	^
Other financial liabilities	14	4,985	5,862	70
Deferred tax liabilities		17,467	16,625	198
Non-current tax liabilities		37,090	40,122	479
Other non-current liabilities	15	12,970	14,823	177

Total non-current liabilities		148,778	159,051	1,898

Financial liabilities
Loans, borrowings and bank overdrafts	12	79,166	103,157	1,232
Lease liabilities		9,221	8,047	96
Derivative liabilities	17	558	1,064	13
Trade payables and accrued expenses	13	88,566	82,810	989
Other financial liabilities	14	2,272	2,976	36
Contract liabilities		17,653	18,439	220
Current tax liabilities		21,756	30,599	365
Other current liabilities	15	31,295	32,004	382
Provisions	16	1,971	1,809	22

Total current liabilities		252,458	280,905	3,355

TOTAL LIABILITIES		401,236	439,956	5,253

TOTAL EQUITY AND LIABILITIES		1,152,459	1,260,097	15,044

^ Value is less than 0.5

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Srinivas Pallia
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm’s Registration No: 117366W/W - 100018			Managing Director

Anand Subramanian	Aparna C. Iyer		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No.: 110815

Bengaluru
October 17, 2024

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended September 30,			Six months ended September 30,
	Notes	2023	2024	2024	2023	2024	2024
				Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)			Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
Revenues	20	225,159	223,016	2,663	453,469	442,654	5,285
Cost of revenues	21	(159,191)	(155,049)	(1,851)	(320,452)	(308,355)	(3,681)

Gross profit		65,968	67,967	812	133,017	134,299	1,604
Selling and marketing expenses	21	(18,767)	(17,388)	(207)	(35,351)	(33,232)	(397)
General and administrative expenses	21	(14,124)	(13,034)	(156)	(30,011)	(27,247)	(325)
Foreign exchange gains/(losses), net	23	268	(396)	(5)	206	(602)	(7)

Results from operating activities		33,345	37,149	444	67,861	73,218	875
Finance expenses	22	(3,033)	(3,569)	(43)	(6,119)	(6,857)	(82)
Finance and other income	23	4,810	9,195	110	11,352	16,675	199
Share of net profit/ (loss) of associate and joint venture accounted for using the equity method		(30)	3	^	(27)	(42)	(1)

Profit before tax		35,092	42,778	511	73,067	82,994	991
Income tax expense	19	(8,419)	(10,512)	(126)	(17,534)	(20,362)	(243)

Profit for the period		26,673	32,266	385	55,533	62,632	748

Profit attributable to:
Equity holders of the Company		26,463	32,088	383	55,164	62,120	742
Non-controlling interests		210	178	2	369	512	6

Profit for the period		26,673	32,266	385	55,533	62,632	748

Earnings per equity share:	24
Attributable to equity holders of the Company
Basic		5.06	6.14	0.07	10.30	11.89	0.14
Diluted		5.04	6.12	0.07	10.27	11.85	0.14
Weighted average number of equity shares used in computing earnings per equity share
Basic		5,232,867,366	5,226,755,635	5,226,755,635	5,357,394,940	5,226,444,619	5,226,444,619
Diluted		5,245,641,198	5,241,078,937	5,241,078,937	5,370,078,563	5,239,886,408	5,239,886,408

^ Value is less than 0.5

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Srinivas Pallia
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm’s Registration No: 117366W/W - 100018			Managing Director

Anand Subramanian	Aparna C. Iyer		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No.: 110815

Bengaluru
October 17, 2024

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

	Three months ended September 30,			Six months ended September 30,
	2023	2024	2024	2023	2024	2024
			Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)			Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
Profit for the period	26,673	32,266	385	55,533	62,632	748
Other comprehensive income (OCI)
Items that will not be reclassified to profit or loss in subsequent periods
Remeasurements of the defined benefit plans, net	51	323	4	6	381	5
Net change in fair value of investment in equity instruments measured at fair value through OCI	(124)	153	2	(108)	(166)	(2)

	(73)	476	6	(102)	215	3

Items that will be reclassified to profit or loss in subsequent periods
Foreign currency translation differences	1,824	5,115	61	1,462	3,716	44
Reclassification of foreign currency translation differences on liquidation of subsidiaries to statement of income	(183)	13	^	(181)	13	^
Net change in time value of option contracts designated as cash flow hedges, net of taxes	211	(368)	(4)	251	(364)	(4)
Net change in intrinsic value of option contracts designated as cash flow hedges, net of taxes	(311)	(103)	(1)	201	(18)	^
Net change in fair value of forward contracts designated as cash flow hedges, net of taxes	(62)	(673)	(8)	1,586	(455)	(6)
Net change in fair value of investment in debt instruments measured at fair value through OCI, net of taxes	297	390	4	1,336	574	7

	1,776	4,374	52	4,655	3,466	41

Total other comprehensive income, net of taxes	1,703	4,850	58	4,553	3,681	44

Total comprehensive income for the period	28,376	37,116	443	60,086	66,313	792

Total comprehensive income attributable to:
Equity holders of the Company	28,169	36,942	441	59,809	65,807	786
Non-controlling interests	207	174	2	277	506	6

	28,376	37,116	443	60,086	66,313	792

^ Value is less than 0.5

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Srinivas Pallia
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm’s Registration No: 117366W/W - 100018			Managing Director

Anand Subramanian	Aparna C. Iyer		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No.: 110815

Bengaluru
October 17, 2024

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

							Other components of equity
Particulars	Number of shares (1)	Share capital, fully paid-up	Share premium	Retained earnings	Share- based payment reserve	Special Economic Zone re- investment reserve	Foreign currency translation reserve (2)	Cash flow hedging reserve (3)	Other reserves (2)	Equity attributable to the equity holders of the Company	Non- controlling interests	Total equity
As at April 1, 2023	5,487,917,741	10,976	3,689	660,964	5,632	46,803	43,255	(1,403)	11,248	781,164	589	781,753
Comprehensive income for the period
Profit for the period	—	—	—	55,164	—	—	—	—	—	55,164	369	55,533
Other comprehensive income	—	—	—	—	—	—	1,271	2,038	1,336	4,645	(92)	4,553

Total comprehensive income for the period	—	—	—	55,164	—	—	1,271	2,038	1,336	59,809	277	60,086

Issue of equity shares on exercise of options	3,545,482	7	1,811	—	(1,811)	—	—	—	—	7	—	7
Issue of shares by controlled trust on exercise of options (1)	—	—	—	897	(897)	—	—	—	—	—	—	—
Compensation cost related to employee share-based payment	—	—	—	5	3,099	—	—	—	—	3,104	—	3,104
Transferred from Special Economic Zone re-investment reserve	—	—	—	1,862	—	(1,862)	—	—	—	—	—	—
Buyback of equity shares, including tax thereon (4)	(269,662,921)	(539)	(3,768)	(141,015)	—	—	—	—	539	(144,783)	—	(144,783)
Transaction cost related to buyback of equity shares (4)	—	—	—	(390)	—	—	—	—	—	(390)	—	(390)
Others	—	—	—	—	—	—	—	—	—	—	(43)	(43)

Other transactions for the period	(266,117,439)	(532)	(1,957)	(138,641)	391	(1,862)	—	—	539	(142,062)	(43)	(142,105)

As at September 30, 2023	5,221,800,302	10,444	1,732	577,487	6,023	44,941	44,526	635	13,123	698,911	823	699,734

(1)

Includes 7,310,222 treasury shares held as at September 30, 2023 by a controlled trust. 2,585,614 shares have been transferred by the controlled trust to eligible employees on exercise of options during the six months ended September 30, 2023.

(2)	Refer to Note 18
(3)	Refer to Note 17
(4)	Refer to Note 29

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

							Other components of equity
Particulars	Number of shares (1)	Share capital, fully paid-up	Share premium	Retained earnings	Share- based payment reserve	Special Economic Zone re- investment reserve	Foreign currency translation reserve (2)	Cash flow hedging reserve (3)	Other reserves (2)	Equity attributable to the equity holders of the Company	Non- controlling interests	Total equity
As at April 1, 2024	5,225,138,246	10,450	3,291	630,936	6,384	42,129	47,261	578	8,854	749,883	1,340	751,223
Comprehensive income for the period
Profit for the period	—	—	—	62,120	—	—	—	—	—	62,120	512	62,632
Other comprehensive income	—	—	—	—	—	—	3,721	(837)	803	3,687	(6)	3,681

Total comprehensive income for the period	—	—	—	62,120	—	—	3,721	(837)	803	65,807	506	66,313

Issue of equity shares on exercise of options	6,244,459	13	2,709	—	(2,709)	—	—	—	—	13	—	13
Compensation cost related to employee share-based payment	—	—	—	—	2,640	—	—	—	—	2,640	—	2,640
Transferred from Special Economic Zone re-investment reserve	—	—	—	632	—	(632)	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—	—	—	(48)	(48)

Other transactions for the period	6,244,459	13	2,709	632	(69)	(632)	—	—	—	2,653	(48)	2,605

As at September 30, 2024	5,231,382,705	10,463	6,000	693,688	6,315	41,497	50,982	(259)	9,657	818,343	1,798	820,141

Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)		125	72	8,282	75	495	609	(3)	115	9,770	21	9,791

(1)	Includes 5,952,740 treasury shares held as at September 30, 2024 by a controlled trust.
(2)	Refer to Note 18
(3)	Refer to Note 17

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Srinivas Pallia
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm’s Registration No: 117366W/W - 100018			Managing Director

Anand Subramanian	Aparna C. Iyer		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No.: 110815

Bengaluru
October 17, 2024

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(₹ in millions, except share and per share data, unless otherwise stated)

	Six months ended September 30,
	2023	2024	2024
			Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
Cash flows from operating activities
Profit for the period	55,533	62,632	748
Adjustments to reconcile profit for the period to net cash generated from operating activities:
(Gain)/loss on sale of property, plant and equipment, net	(2,242)	(843)	(10)
Depreciation, amortization and impairment expense	16,350	15,597	186
Unrealized exchange (gain)/loss, net	836	279	2
Share-based compensation expense	3,099	2,640	31
Share of net (profit)/loss of associate and joint venture accounted for using equity method	27	42	1
Income tax expense	17,534	20,362	243
Finance and other income, net of finance expenses	(5,233)	(9,818)	(117)
Change in fair value of contingent consideration	(506)	(167)	(2)
Lifetime expected credit loss	439	567	7
Changes in operating assets and liabilities, net of effects from acquisitions
(Increase)/Decrease in trade receivables	17,913	6,008	72
(Increase)/Decrease in unbilled receivables and contract assets	(5,937)	(4,034)	(48)
(Increase)/Decrease in Inventories	(92)	(145)	(2)
(Increase)/Decrease in other assets	6,498	1,103	13
Increase/(Decrease) in trade payables, accrued expenses, other liabilities and provisions	(11,260)	(4,216)	(50)
Increase/(Decrease) in contract liabilities	(5,928)	724	9

Cash generated from operating activities before taxes	87,031	90,731	1,083
Income taxes paid, net	(10,885)	(8,083)	(96)

Net cash generated from operating activities	76,146	82,648	987

Cash flows from investing activities:
Payment for purchase of property, plant and equipment	(4,184)	(5,017)	(60)
Proceeds from disposal of property, plant and equipment	4,223	1,459	17
Payment for purchase of investments	(465,185)	(423,829)	(5,060)
Proceeds from sale of investments	535,473	323,786	3,866
Repayment of security deposit for property, plant and equipment	—	(300)	(4)
Interest received	11,274	13,981	167
Dividend received	2	1	^

Net cash generated from/(used in) investing activities	81,603	(89,919)	(1,074)

Cash flows from financing activities:
Proceeds from issuance of equity shares and shares pending allotment	7	13	^
Repayment of loans and borrowings	(43,750)	(66,333)	(792)
Proceeds from loans and borrowings	48,750	89,835	1,073
Payment of lease liabilities	(5,172)	(5,054)	(60)
Payment for contingent consideration	(1,289)	—	—
Interest and finance expenses paid	(4,850)	(4,177)	(50)
Payment for buyback of equity shares, including tax and transaction cost	(145,173)	—	—

Net cash generated from/(used in) financing activities	(151,477)	14,284	171

Net increase in cash and cash equivalents during the period	6,272	7,013	84
Effect of exchange rate changes on cash and cash equivalents	(259)	591	7
Cash and cash equivalents at the beginning of the period	91,861	96,951	1,157

Cash and cash equivalents at the end of the period (Note 9)	97,874	104,555	1,248

^ Value is less than 0.5

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Srinivas Pallia
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm’s Registration No: 117366W/W - 100018			Managing Director

Anand Subramanian	Aparna C. Iyer		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No.: 110815

Bengaluru
October 17, 2024

WIPRO LIMITED AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(₹ in millions, except share and per share data, unless otherwise stated)

1. The Company overview

Wipro Limited (“Wipro” or the “Parent Company”), together with its subsidiaries and controlled trusts (collectively, “we”, “us”, “our”, “the Company” or the “Group”) is a global information technology (“IT”), consulting and business process services (“BPS”) company.

Wipro is a public limited company incorporated and domiciled in India. The address of its registered office is Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru – 560 035, Karnataka, India. The Company has its primary listing with BSE Ltd. and National Stock Exchange of India Limited. The Company’s American Depository Shares (“ADS”) representing equity shares are also listed on the New York Stock Exchange.

The Company’s Board of Directors authorized these interim condensed consolidated financial statements for issue on October 17, 2024.

2. Basis of preparation of interim condensed consolidated financial statements

(i) Statement of compliance and basis of preparation

These interim condensed consolidated financial statements have been prepared in compliance with IAS 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board (“IASB”). Selected explanatory notes are included to explain events and transactions that are significant to understand the changes in financial position and performance of the Company since the last annual consolidated financial statements as at and for the year ended March 31, 2024. These interim condensed consolidated financial statements do not include all the information required for full annual financial statements prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”).

The interim condensed consolidated financial statements correspond to the classification provisions contained in IAS 1 (revised), “Presentation of Financial Statements”. For clarity, various items are aggregated in the interim condensed consolidated statements of income, interim condensed consolidated statements of comprehensive income and interim condensed consolidated statements of financial position. These items are disaggregated separately in the notes to the interim condensed consolidated financial statements, where applicable. The accounting policies have been consistently applied to all periods presented in these interim condensed consolidated financial statements except for new accounting standards, amendments and interpretations adopted by the Company effective from April 1, 2024.

All amounts included in the interim condensed consolidated financial statements are reported in millions of Indian rupees (₹ in millions) except share and per share data, unless otherwise stated. Due to rounding off, the numbers presented throughout the document may not add up precisely to the totals and percentages may not precisely reflect the absolute figures. Previous period figures have been regrouped/rearranged, wherever necessary.

(ii) Basis of measurement

These interim condensed consolidated financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items which have been measured at fair value as required by relevant IFRS:

a.	Derivative financial instruments;

b.	Financial instruments classified as fair value through other comprehensive income or fair value through profit or loss;

c.	The defined benefit liability/(asset) is recognized as the present value of defined benefit obligation less fair value of plan assets; and

d.	Contingent consideration and liability on written put options.

(iii) Convenience translation (unaudited)

The accompanying interim condensed consolidated financial statements have been prepared and reported in Indian rupees, the functional currency of the Parent Company. Solely for the convenience of the readers, the interim condensed consolidated financial statements as at and for the three and six months ended September 30, 2024, have been translated into United States dollars at the certified foreign exchange rate of US$1 = ₹ 83.76 as published by Federal Reserve Board of Governors on September 30, 2024. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Due to rounding off, the translated numbers presented throughout the document may not add up precisely to the totals.

(iv) Use of estimates and judgment

The preparation of the interim condensed consolidated financial statements in conformity with IFRS requires the management to make judgments, accounting estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Accounting estimates are monetary amounts in the interim condensed consolidated financial statements that are subject to measurement uncertainty. An accounting policy may require items in the interim condensed consolidated financial statements to be measured at monetary amounts that cannot be observed directly and must instead be estimated. In such a case, management develops an accounting estimate to achieve the objective set out by the accounting policy. Developing accounting estimates involves the use of judgements or assumptions based on the latest available and reliable information. Actual results may differ from those accounting estimates.

Accounting estimates and underlying assumptions are reviewed on an ongoing basis. Changes to accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected. In particular, information about material areas of estimation, uncertainty and critical judgments in applying accounting policies that have material effect on the amounts recognized in the interim condensed consolidated financial statements are included in the following notes:

a)

Revenue recognition: The Company applies judgement to determine whether each product or service promised to a customer is capable of being distinct, and is distinct in the context of the contract, if not, the promised product or service is combined and accounted as a single performance obligation. Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive (the “Transaction Price”). The Company allocates the Transaction Price to separately identifiable performance obligation deliverables based on their relative stand-alone selling price. In cases where the Company is unable to determine the stand-alone selling price, the Company uses expected cost-plus margin approach in estimating the stand-alone selling price. The Company uses the percentage of completion method using the input (cost expended) method to measure progress towards completion in respect of fixed price contracts. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. This method is followed when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors that are reviewed in estimating the future costs to complete include estimates of future labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, revenue recognized, profit and timing of revenue for remaining performance obligations are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes probable. Volume discounts are recorded as a reduction of revenue. When the amount of discount varies with the levels of revenue, volume discount is recorded based on estimate of future revenue from the customer.

b)

Impairment testing: Goodwill recognized on business combination is tested for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of goodwill or a cash generating unit to which goodwill pertains, is less than the carrying value. The Company assesses acquired intangible assets with finite useful life for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount of an asset or a cash generating unit is higher of value-in-use and fair value less cost of disposal. The calculation of value in use of an asset or a cash generating unit involves use of significant estimates and assumptions which include turnover, growth rates and net margins used to calculate projected future cash flows, risk-adjusted discount rate, future economic and market conditions.

c)	Income taxes: The major tax jurisdictions for the Company are India and the United States of America.

Significant judgments are involved in determining the provision for income taxes including judgment on whether tax positions are probable of being sustained in tax assessments. A tax assessment can involve complex issues, which can only be resolved over extended time periods.

Deferred tax is recorded on temporary differences between the tax bases of assets and liabilities and their carrying amounts, at the rates that have been enacted or substantively enacted at the reporting date. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carry-forwards become deductible. The Company considers expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. The amount of deferred tax assets considered realizable, however, could reduce in the near term if estimates of future taxable income during the carry-forward period are reduced.

d)

Business combinations: In accounting for business combinations, judgment is required to assess whether an identifiable intangible asset is to be recorded separately from goodwill. Additionally, estimating the acquisition date fair value of the identifiable assets acquired (including useful life estimates), liabilities assumed, and contingent consideration assumed involves management judgment. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. Changes in these judgments, estimates, and assumptions can materially affect the results of operations.

e)

Defined benefit plans and compensated absences: The cost of the defined benefit plans, compensated absences and the present value of the defined benefit obligations are based on actuarial valuation using the projected unit credit method. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increases and mortality rates. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

f)

Expected credit losses on financial assets: The impairment provisions of financial assets are based on assumptions about risk of default and expected timing of collection. The Company uses judgment in making these assumptions and selecting the inputs to the expected credit loss calculation based on the Company’s history of collections, customer’s creditworthiness, existing market conditions as well as forward looking estimates at the end of each reporting period.

g)

Useful lives of property, plant and equipment: The Company depreciates property, plant and equipment on a straight-line basis over estimated useful lives of the assets. The charge in respect of periodic depreciation is derived based on an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. The estimated useful life is reviewed at least annually.

h)

Useful lives of intangible assets: The Company amortizes intangible assets on a straight-line basis over estimated useful lives of the assets. The useful life is estimated based on a number of factors including the effects of obsolescence, demand, competition and other economic factors such as the stability of the industry and known technological advances and the level of maintenance expenditures required to obtain the expected future cash flows from the assets. The estimated useful life is reviewed at least annually.

i)

Provisions and contingent liabilities: The Company estimates the provisions that have present obligations as a result of past events and it is probable that outflow of resources will be required to settle the obligations. These provisions are reviewed at the end of each reporting date and are adjusted to reflect the current best estimates.

The Company uses significant judgement to disclose contingent liabilities. Contingent liabilities are disclosed when there is a possible obligation arising from past events, the existence of which will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company or a present obligation that arises from past events where it is either not probable that an outflow of resources will be required to settle the obligation or a reliable estimate of the amount cannot be made. Contingent assets are neither recognized nor disclosed in the financial statements.

3. Material accounting policy information

Please refer to the Company’s Annual report for the year ended March 31, 2024, for a discussion of the Company’s other material accounting policy information except for new accounting standards, amendments and interpretations adopted by the Company effective on or after April 1, 2024.

i. New amendments not yet adopted:

Certain new standards, amendments to standards and interpretations are not yet effective for annual periods beginning after April 1, 2024 and have not been applied in preparing these interim condensed consolidated financial statements. New standards, amendments to standards and interpretations that could have potential impact on the interim condensed consolidated financial statements of the Company are:

Amendments to IAS 21 – The Effects of Changes in Foreign Exchange Rates

On August 15, 2023, IASB issued ‘Lack of Exchangeability (Amendments to IAS 21)’ that clarifies how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking, as well as require the disclosure of information that enables users of financial statements to understand the impact of a currency not being exchangeable. These amendments are effective for annual reporting periods beginning on or after January 1, 2025, with earlier application permitted. The adoption of amendments to IAS 21 is not expected to have any material impact on the interim condensed consolidated financial statements.

IFRS 18 – Presentation and Disclosure in Financial Statements

On April 9, 2024, IASB issued IFRS 18 ‘Presentation and Disclosure in Financial Statements’ which supersedes IAS 1 ‘Presentation of Financial Statements’, aimed at improving comparability and transparency of communication in financial statements. IFRS 18 requires an entity to classify all income and expenses within its statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations. These categories are complemented by the requirement to present specified totals and subtotals for ‘operating profit or loss’, ‘profit or loss before financing and income taxes’ and ‘profit or loss’. It also requires disclosure of management-defined performance measures and includes new requirements for aggregation and disaggregation of financials information based on the identified ‘roles’ of the primary financial statements and the notes.

Consequent to above, a narrow-scope amendments have been made to IAS 7 ‘Statement of Cash Flows’, which include changing the starting point for determining cash flows from operations under the indirect method from ‘profit or loss’ to ‘operating profit or loss’. Further, some requirements previously included within IAS 1 have been moved to IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’ which has also been renamed IAS 8 ‘Basis of Preparation of Financial Statements’. IAS 34 ‘ Interim Financial Reporting’ was amended to require disclosure of management defined performance measures. Minor consequential amendments to other standards were also made.

An entity that prepares condensed interim financial statements in accordance with IAS 34 in the first year of adoption of IFRS 18, must present the heading and mandatory subtotals it expects to use in its annual financial statement. Comparative period in both the interim and annual financial statements will need to be restated and a reconciliation of the statement of profit or loss previously published will be required for the immediately preceding comparative period. IFRS 18 and the amendments to the other standards, is effective for reporting period beginning on or after January 1, 2027 and are to be applied retrospectively, with earlier application permitted.

The Company is currently assessing the impact of adopting IFRS 18 and the amendments to other standards, on the interim condensed consolidated financial statements.

IFRS 19 – Subsidiaries without Public Accountability: Disclosures

On May 9, 2024, IASB issued IFRS 19 ‘Subsidiaries without Public accountability: Disclosures’ which specifies the disclosure requirements an entity is permitted to apply instead of the disclosure requirements in other IFRS Accounting Standards. The standard allows a subsidiary which does not have public accountability and has an ultimate or intermediate parent that produces consolidated financial statements available for public use that comply with IFRS Accounting Standards, to elect IFRS 19. The Company is currently assessing the impact of adopting IFRS 19 on the interim condensed consolidated financial statements.

Amendments to IFRS 9 and IFRS 7 – Classification and Measurement of Financial Instruments

On May 30, 2024, IASB issued ‘Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)’ to address matters identified during the post-implementation review of IFRS 9. The amendments relate to derecognition of a financial liability settled through electronic transfer, classification of financial assets and disclosures of certain financial assets and financial liabilities. These amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier application permitted. The Company is currently assessing the impact of adopting these amendments on the interim condensed consolidated financial statements.

4. Property, plant and equipment

	Land		Buildings		Plant and equipment (1)		Furniture and fixtures		Office equipment		Vehicles		Total
Gross carrying value:
As at April 1, 2023	₹	4,860	₹	47,700	₹	117,732	₹	18,086	₹	7,818	₹	161	₹	196,357
Additions		—		392		2,070		705		125		2		3,294
Disposals		(486)		(805)		(5,922)		(886)		(236)		(122)		(8,457)
Translation adjustment		(3)		(1)		(38)		(13)		(18)		^		(73)

As at September 30, 2023	₹	4,371	₹	47,286	₹	113,842	₹	17,892	₹	7,689	₹	41	₹	191,121

Accumulated depreciation/ impairment:
As at April 1, 2023	₹	—	₹	10,927	₹	85,501	₹	11,520	₹	5,928	₹	145	₹	114,021
Depreciation and impairment		—		726		5,902		1,071		322		4		8,025
Disposals		—		(342)		(5,003)		(852)		(230)		(122)		(6,549)
Translation adjustment		—		1		(12)		(4)		(12)		^		(27)

As at September 30, 2023	₹	—	₹	11,312	₹	86,388	₹	11,735	₹	6,008	₹	27	₹	115,470

Net carrying value as at September 30, 2023	₹	4,371	₹	35,974	₹	27,454	₹	6,157	₹	1,681	₹	14	₹	75,651

Capital work-in-progress													₹	7,435

Net carrying value including Capital work-in-progress as at September 30, 2023													₹	83,086

Gross carrying value:
As at April 1, 2023	₹	4,860	₹	47,700	₹	117,732	₹	18,086	₹	7,818	₹	161	₹	196,357
Additions		—		428		6,975		1,716		354		3		9,476
Additions through Business combinations		—		—		373		—		1		—		374
Disposals		(486)		(1,174)		(22,815)		(1,586)		(663)		(131)		(26,855)
Translation adjustment		1		70		248		17		4		1		341

As at March 31, 2024	₹	4,375	₹	47,024	₹	102,513	₹	18,233	₹	7,514	₹	34	₹	179,693

Accumulated depreciation/ impairment:
As at April 1, 2023	₹	—	₹	10,927	₹	85,501	₹	11,520	₹	5,928	₹	145	₹	114,021
Depreciation and impairment		—		1,490		11,856		2,193		638		7		16,184
Disposals		—		(683)		(22,019)		(1,444)		(639)		(130)		(24,915)
Translation adjustment		—		41		211		18		5		^		275

As at March 31, 2024	₹	—	₹	11,775	₹	75,549	₹	12,287	₹	5,932	₹	22	₹	105,565

Net carrying value as at March 31, 2024	₹	4,375	₹	35,249	₹	26,964	₹	5,946	₹	1,582	₹	12	₹	74,128

Capital work-in-progress													₹	7,480

Net carrying value including Capital work-in-progress as at March 31, 2024													₹	81,608

Gross carrying value:
As at April 1, 2024	₹	4,375	₹	47,024	₹	102,513	₹	18,233	₹	7,514	₹	34	₹	179,693
Additions		—		758		2,771		434		265		5		4,233
Disposals		—		(426)		(4,513)		(489)		(209)		(1)		(5,638)
Translation adjustment		7		1		235		15		11		(1)		268

As at September 30, 2024	₹	4,382	₹	47,357	₹	101,006	₹	18,193	₹	7,581	₹	37	₹	178,556

Accumulated depreciation/ impairment:
As at April 1, 2024	₹	—	₹	11,775	₹	75,549	₹	12,287	₹	5,932	₹	22	₹	105,565
Depreciation and impairment		—		768		5,747		1,090		294		2		7,901
Disposals		—		(180)		(4,379)		(415)		(184)		(1)		(5,159)
Translation adjustment		—		(29)		190		7		5		^		173

As at September 30, 2024	₹	—	₹	12,334	₹	77,107	₹	12,969	₹	6,047	₹	23	₹	108,480

Net carrying value as at September 30, 2024	₹	4,382	₹	35,023	₹	23,899	₹	5,224	₹	1,534	₹	14	₹	70,076

Capital work-in-progress													₹	8,746

Net carrying value including Capital work-in-progress as at September 30, 2024													₹	78,822

^	Value is less than 0.5
(1)	Including net carrying value of computer equipment and software amounting to ₹18,177, ₹17,553 and ₹14,703, as at September 30, 2023, March 31, 2024 and September 30, 2024, respectively.

5. Right-of-Use assets

	Category of Right-of-Use asset
	Land		Buildings		Plant and equipment (1)		Vehicles		Total
Gross carrying value:
As at April 1, 2023	₹	1,278	₹	27,946	₹	2,580	₹	865	₹	32,669
Additions		—		2,408		233		113		2,754
Disposals		—		(2,442)		(629)		(158)		(3,229)
Translation adjustment		—		(73)		^		(12)		(85)

As at September 30, 2023	₹	1,278	₹	27,839	₹	2,184	₹	808	₹	32,109

Accumulated depreciation:
As at April 1, 2023	₹	77	₹	12,127	₹	1,192	₹	571	₹	13,967
Depreciation		9		2,708		221		93		3,031
Disposals		—		(1,179)		(554)		(136)		(1,869)
Translation adjustment		—		(49)		(7)		(7)		(63)

As at September 30, 2023	₹	86	₹	13,607	₹	852	₹	521	₹	15,066

Net carrying value as at September 30, 2023	₹	1,192	₹	14,232	₹	1,332	₹	287	₹	17,043

Gross carrying value:
As at April 1, 2023	₹	1,278	₹	27,946	₹	2,580	₹	865	₹	32,669
Additions		65		6,505		264		251		7,085
Additions through Business combination		—		33		—		—		33
Disposals		—		(6,203)		(636)		(271)		(7,110)
Translation adjustment		—		172		34		4		210

As at March 31, 2024	₹	1,343	₹	28,453	₹	2,242	₹	849	₹	32,887

Accumulated depreciation:
As at April 1, 2023	₹	77	₹	12,127	₹	1,192	₹	571	₹	13,967
Depreciation		21		5,485		444		181		6,131
Disposals		—		(4,439)		(561)		(244)		(5,244)
Translation adjustment		—		64		11		3		78

As at March 31, 2024	₹	98	₹	13,237	₹	1,086	₹	511	₹	14,932

Net carrying value as at March 31, 2024	₹	1,245	₹	15,216	₹	1,156	₹	338	₹	17,955

Gross carrying value:
As at April 1, 2024	₹	1,343	₹	28,453	₹	2,242	₹	849	₹	32,887
Additions		—		7,251		—		118		7,369
Disposals		(221)		(2,406)		(2)		(135)		(2,764)
Translation adjustment		—		242		67		36		345

As at September 30, 2024	₹	1,122	₹	33,540	₹	2,307	₹	868	₹	37,837

Accumulated depreciation:
As at April 1, 2024	₹	98	₹	13,237	₹	1,086	₹	511	₹	14,932
Depreciation		12		2,671		223		89		2,995
Disposals		(14)		(1,992)		(2)		(131)		(2,139)
Translation adjustment		—		130		45		20		195

As at September 30, 2024	₹	96	₹	14,046	₹	1,352	₹	489	₹	15,983

Net carrying value as at September 30, 2024	₹	1,026	₹	19,494	₹	955	₹	379	₹	21,854

^	Value is less than 0.5
(1)	Including net carrying value of computer equipment amounting to ₹3, ₹2 and ₹2 as at September 30, 2023, March 31, 2024 and September 30, 2024, respectively.

6. Goodwill and intangible assets

The movement in goodwill balance is given below:

	As at
	March 31, 2024		September 30, 2024
Balance at the beginning of the period	₹	307,970	₹	316,002
Translation adjustment		4,206		3,205
Acquisition through Business combinations(1)		4,314		—
Disposals		(488)		—

Balance at the end of the period	₹	316,002	₹	319,207

(1)

Acquisition through business combination for the year ended March 31, 2024 is after considering the impact of ₹(503) towards measurement period changes in purchase price allocation of acquisitions made during the year ended March 31, 2023.

The movement in intangible assets is given below:

	Intangible assets
	Customer-related		Marketing-related		Total
Gross carrying value:
As at April 1, 2023	₹	49,813	₹	11,924	₹	61,737
Translation adjustment		431		111		542

As at September 30, 2023	₹	50,244	₹	12,035	₹	62,279

Accumulated amortization/ impairment:
As at April 1, 2023	₹	15,417	₹	3,275	₹	18,692
Amortization and impairment (1) (2)		4,393		901		5,294
Translation adjustment		152		32		184

As at September 30, 2023	₹	19,962	₹	4,208	₹	24,170

Net carrying value as at September 30, 2023	₹	30,282	₹	7,827	₹	38,109

Gross carrying value:
As at April 1, 2023	₹	49,813	₹	11,924	₹	61,737
Acquisition through Business combination		556		390		946
Deductions/adjustments		(7,306)		(505)		(7,811)
Translation adjustment		609		163		772

As at March 31, 2024	₹	43,672	₹	11,972	₹	55,644

Accumulated amortization/ impairment:
As at April 1, 2023	₹	15,417	₹	3,275	₹	18,692
Amortization and impairment (1) (2)		9,961		1,795		11,756
Deductions/adjustments		(7,306)		(505)		(7,811)
Translation adjustment		209		50		259

As at March 31, 2024	₹	18,281	₹	4,615	₹	22,896

Net carrying value as at March 31, 2024	₹	25,391	₹	7,357	₹	32,748

Gross carrying value:
As at April 1, 2024	₹	43,672	₹	11,972	₹	55,644
Deductions/adjustments		(4,084)		(1,979)		(6,063)
Translation adjustment		220		60		280

As at September 30, 2024	₹	39,808	₹	10,053	₹	49,861

Accumulated amortization/ impairment:
As at April 1, 2024	₹	18,281	₹	4,615	₹	22,896
Amortization and impairment (1)		3,668		1,033		4,701
Deductions/adjustments		(4,084)		(1,979)		(6,063)
Translation adjustment		105		27		132

As at September 30, 2024	₹	17,970	₹	3,696	₹	21,666

Net carrying value as at September 30, 2024	₹	21,838	₹	6,357	₹	28,195

(1)

During the six months ended September 30, 2023 and 2024, and year ended March 31, 2024, decline in the revenue and earnings estimates led to revision of recoverable value of customer-relationship intangible assets and marketing related intangible assets recognized on business combinations. Consequently, the Company has recognized impairment charge of ₹437 and ₹1,147 for the three and six months ended September 30, 2023 and 2024, respectively, and ₹1,701 for the year ended March 31, 2024, as part of amortization and impairment.

(2)

Due to change in our estimate of useful life of customer-related intangibles in an earlier business combination, the Company has recognized additional amortization charge of ₹1,211 for the three and six months ended September 30, 2023 and ₹2,807 for the year ended March 31, 2024, as part of amortization and impairment.

Amortization expense on intangible assets is included in selling and marketing expenses in the interim condensed consolidated statement of income.

7. Investments

	As at
	March 31, 2024		September 30, 2024
Non-current
Financial instruments at FVTPL
Equity instruments (1)	₹	4,404	₹	4,658
Fixed maturity plan mutual funds		1,395		1,162
Financial instruments at FVTOCI
Equity instruments (1)		15,830		16,124
Financial instruments at amortized cost
Inter corporate and term deposits		^		9,441

	₹	21,629	₹	31,385

Current
Financial instruments at FVTPL
Short-term mutual funds (2)	₹	71,686	₹	99,774
Fixed maturity plan mutual funds		—		290
Financial instruments at FVTOCI
Non-convertible debentures		154,407		211,247
Government securities		7,030		13,906
Commercial papers		11,845		3,386
Bonds		28,195		19,632
Financial instruments at amortized cost
Inter corporate and term deposits (3)		38,008		59,074

	₹	311,171	₹	407,309

	₹	332,800	₹	438,694

Financial instruments at FVTPL	₹	77,485	₹	105,884
Financial instruments at FVTOCI		217,307		264,295
Financial instruments at amortized cost		38,008		68,515

^	Value is less than 0.5
(1)	Uncalled capital commitments outstanding as at March 31, 2024 and September 30, 2024, was ₹1,450 and ₹1,731, respectively.
(2)	As at March 31, 2024 and September 30, 2024, short-term mutual funds include units lien with bank on account of margin money for currency derivatives amounting to ₹218 and ₹225, respectively.
(3)

These deposits earn a fixed rate of interest. As at March 31, 2024 and September 30, 2024, term deposits include current deposits in lien with banks, held as margin money deposits against guarantees amounting to ₹117 and ₹67, respectively.

8. Inventories

	As at
	March 31, 2024		September 30, 2024
Stores and spare parts	₹	27	₹	18
Traded goods		880		1,034

	₹	907	₹	1,052

9. Cash and cash equivalents

	As at
	March 31, 2024		September 30, 2024
Cash and bank balances	₹	60,648	₹	62,493
Demand deposits with banks (1)		36,305		42,099

	₹	96,953	₹	104,592

(1)	These deposits can be withdrawn by the Company at any time without prior notice and without any penalty on the principal.

Cash and cash equivalents consist of the following for the purpose of the statement of cash flows:

	As at
	September 30, 2023		September 30, 2024
Cash and cash equivalents	₹	97,896	₹	104,592
Bank overdrafts		(22)		(37)

	₹	97,874	₹	104,555

10. Other financial assets

	As at
	March 31, 2024		September 30, 2024
Non-current
Security deposits	₹	1,221	₹	1,390
Finance lease receivables		4,270		3,725
Dues from officers and employees		59		33

	₹	5,550	₹	5,148

Current
Security deposits	₹	2,035	₹	1,915
Dues from officers and employees		596		370
Interest receivables		230		1,041
Finance lease receivables		5,307		5,478
Others		2,368		169

	₹	10,536	₹	8,973

	₹	16,086	₹	14,121

11. Other assets

	As at
	March 31, 2024		September 30, 2024
Non-current
Prepaid expenses	₹	3,424	₹	2,595
Costs to obtain contract (1)		2,324		3,845
Costs to fulfil contract (2)		205		334
Others		4,378		970

	₹	10,331	₹	7,744

Current
Prepaid expenses	₹	17,574	₹	19,229
Dues from officers and employees		343		452
Advance to suppliers		3,267		2,475
Balance with GST and other authorities		6,029		6,451
Costs to obtain contract (1)		867		1,825
Costs to fulfil contract (2)		60		103
Others		1,462		2,026

	₹	29,602	₹	32,561

	₹	39,933	₹	40,305

(1)

Costs to obtain contract amortization of ₹244 and ₹391 during the three months ended September 30, 2023 and 2024 respectively, ₹572 and ₹655 during the six months ended September 30, 2023 and 2024 respectively.

(2)

Costs to fulfil contract amortization of ₹15 and ₹15 during the three months ended September 30, 2023 and 2024 respectively, ₹30 and ₹30 during the six months ended September 30, 2023 and 2024 respectively.

12. Loans, borrowings and bank overdrafts

	As at
	March 31, 2024		September 30, 2024
Non-current
Unsecured Notes 2026 (1)	₹	62,300	₹	62,653

	₹	62,300	₹	62,653

Current
Borrowings from banks	₹	79,164	₹	103,120
Bank overdrafts		2		37

	₹	79,166	₹	103,157

	₹	141,466	₹	165,810

(1)

On June 23, 2021, Wipro IT Services LLC, a wholly owned step-down subsidiary of Wipro Limited, issued US$ 750 million in unsecured notes 2026 (the “Notes”). The Notes bear interest at a rate of 1.50% per annum and will mature on June 23, 2026. Interest on the Notes is payable semi-annually on June 23 and December 23 of each year, commencing from December 23, 2021. The Notes are listed on Singapore Exchange Securities Trading Limited (SGX-ST).

13. Trade payables and accrued expenses

	As at
	March 31, 2024		September 30, 2024
Trade payables	₹	23,275	₹	19,765
Accrued expenses		65,291		63,045

	₹	88,566	₹	82,810

14. Other financial liabilities

	As at
	March 31, 2024		September 30, 2024
Non-current
Contingent consideration (Refer to Note 17)	₹	429	₹	—
Liability on written put options to non-controlling interests (Refer to Note 17)		4,303		4,452
Deposits and others		253		1,410

	₹	4,985	₹	5,862

Current
Contingent consideration (Refer to Note 17)	₹	—	₹	253
Advance from customers		598		176
Cash settled ADS RSUs		3		—
Capital creditors		333		798
Deposits and others		1,338		1,749

	₹	2,272	₹	2,976

	₹	7,257	₹	8,838

15. Other liabilities

	As at
	March 31, 2024		September 30, 2024
Non-current
Employee benefits obligations	₹	4,219	₹	4,323
Others		8,751		10,500

	₹	12,970	₹	14,823

Current
Employee benefits obligations	₹	16,057	₹	18,236
Statutory and other liabilities		13,275		12,232
Advance from customers		1,192		495
Others		771		1,041

	₹	31,295	₹	32,004

	₹	44,265	₹	46,827

16. Provisions

	As at
	March 31, 2024		September 30, 2024
Current
Provision for onerous contracts	₹	1,599	₹	1,447
Provision for warranty		217		200
Others		155		162

	₹	1,971	₹	1,809

	₹	1,971	₹	1,809

17. Financial instruments

The carrying value of financial instruments by categories as at March 31, 2024 is as follows:

	Fair value through profit or loss		Fair value through other comprehensive income				Amortized cost		Total
			Mandatory		Designated upon initial recognition
Financial Assets:
Cash and cash equivalents (Refer to Note 9)	₹	—	₹	—	₹	—	₹	96,953	₹	96,953
Investments (Refer to Note 7)
Equity Instruments		4,404		—		15,830		—		20,234
Fixed maturity plan mutual funds		1,395		—		—		—		1,395
Short-term mutual funds		71,686		—		—		—		71,686
Non-convertible debentures		—		154,407		—		—		154,407
Government securities		—		7,030		—		—		7,030
Commercial papers		—		11,845		—		—		11,845
Bonds		—		28,195		—		—		28,195
Inter corporate and term deposits		—		—		—		38,008		38,008
Other financial assets
Trade receivables		—		—		—		119,522		119,522
Unbilled receivables		—		—		—		58,345		58,345
Other financial assets (Refer to Note 10)		—		—		—		16,086		16,086
Derivative assets (Refer to Note 17)		390		—		968		—		1,358

	₹	77,875	₹	201,477	₹	16,798	₹	328,914	₹	625,064

Financial Liabilities:
Trade payables and other liabilities
Trade payables and accrued expenses (Refer to Note 13)	₹	—	₹	—	₹	—	₹	88,566	₹	88,566
Other financial liabilities (Refer to Note 14)		—		—		—		7,257		7,257
Loans, borrowings and bank overdrafts (Refer to Note 12)		—		—		—		141,466		141,466
Lease liabilities		—		—		—		23,183		23,183
Derivative liabilities (Refer to Note 17)		329		—		233		—		562

	₹	329	₹	—	₹	233	₹	260,472	₹	261,034

The carrying value of financial instruments by categories as at September 30, 2024 is as follows:

	Fair value through profit or loss		Fair value through other comprehensive income				Amortized cost		Total
			Mandatory		Designated upon initial recognition
Financial Assets:
Cash and cash equivalents (Refer to Note 9)	₹	—	₹	—	₹	—	₹	104,592	₹	104,592
Investments (Refer to Note 7)
Equity Instruments		4,658		—		16,124		—		20,782
Fixed maturity plan mutual funds		1,452		—		—		—		1,452
Short-term mutual funds		99,774		—		—		—		99,774
Non-convertible debentures		—		211,247		—		—		211,247
Government securities		—		13,906		—		—		13,906
Commercial papers		—		3,386		—		—		3,386
Bonds		—		19,632		—		—		19,632
Inter corporate and term deposits		—		—		—		68,515		68,515
Other financial assets
Trade receivables		—		—		—		113,242		113,242
Unbilled receivables		—		—		—		64,776		64,776
Other financial assets (Refer to Note 10)		—		—		—		14,121		14,121
Derivative assets (Refer to Note 17)		294		—		357		—		651

	₹	106,178	₹	248,171	₹	16,481	₹	365,246	₹	736,076

Financial Liabilities:
Trade payables and other liabilities
Trade payables and accrued expenses (Refer to Note 13)	₹	—	₹	—	₹	—	₹	82,810	₹	82,810
Other financial liabilities (Refer to Note 14)		—		—		—		8,838		8,838
Loans, borrowings and bank overdrafts (Refer to Note 12)		—		—		—		165,810		165,810
Lease liabilities		—		—		—		27,012		27,012
Derivative liabilities (Refer to Note 17)		368		—		697		—		1,065

	₹	368	₹	—	₹	697	₹	284,470	₹	285,535

Fair value

Financial assets and liabilities include cash and cash equivalents, trade receivables, unbilled receivables, finance lease receivables, employee and other advances, eligible current and non-current assets, loans, borrowings and bank overdrafts, lease liabilities, trade payables and accrued expenses, and eligible current liabilities and non-current liabilities.

The fair value of cash and cash equivalents, trade receivables, unbilled receivables, short-term loans, borrowings and bank overdrafts, lease liabilities, trade payables and accrued expenses, other current financial assets and liabilities approximate their carrying amount largely due to the short-term nature of these instruments. Finance lease receivables are periodically evaluated based on individual credit worthiness of customers. Based on this evaluation, the Company records allowance for estimated credit losses on these receivables. As at March 31, 2024 and September 30, 2024, the carrying value of such financial assets, net of allowances, and liabilities, approximates the fair value.

The Company’s Unsecured Notes 2026 are contracted at fixed coupon rate of 1.50% and market yield of Unsecured Notes 2026 as of September 30, 2024 is 4.43%

Investments in short-term mutual funds and fixed maturity plan mutual funds, which are classified as FVTPL are measured using net asset values at the reporting date multiplied by the quantity held. Fair value of investments in non-convertible debentures, government securities, commercial papers and bonds classified as FVTOCI is determined based on the indicative quotes of price and yields prevailing in the market at the reporting date. Fair value of investments in equity instruments classified as FVTOCI or FVTPL is determined using market approach primarily based on market multiples method.

The fair value of derivative financial instruments is determined based on observable market inputs including currency spot and forward rates, yield curves and currency volatility.

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

There were no transfer between Level 1, 2 and 3 during the year ended March 31, 2024 and six months ended September 30, 2024.

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis:

	As at
	March 31, 2024								September 30, 2024
	Fair value measurements at reporting date								Fair value measurements at reporting date
	Total		Level 1		Level 2		Level 3		Total		Level 1		Level 2		Level 3
Assets
Derivative instruments:
Cash flow hedges	₹	968	₹	—	₹	968	₹	—	₹	357	₹	—	₹	357	₹	—
Others		390		—		390		—		294		—		294		—
Investments:
Short-term mutual funds		71,686		71,686		—		—		99,774		99,774		—		—
Fixed maturity plan mutual funds		1,395		—		1,395		—		1,452		—		1,452		—
Equity instruments		20,234		108		—		20,126		20,782		74		—		20,708
Non-convertible debentures, government securities, commercial papers, certificate of deposit and bonds		201,477		1,282		200,195		—		248,171		9,150		239,021		—
Liabilities
Derivative instruments:
Cash flow hedges	₹	(233)	₹	—	₹	(233)	₹	—	₹	(697)	₹	—	₹	(697)	₹	—
Others		(329)		—		(329)		—		(368)		—		(368)		—
Liability on written put options to non-controlling interests		(4,303)		—		—		(4,303)		(4,452)		—		—		(4,452)
Contingent consideration		(429)		—		—		(429)		(253)		—		—		(253)

The following methods and assumptions were used to estimate the fair value of the level 2 financial instruments included in the above table.

Financial instrument	Method and assumptions
Derivative instruments (assets and liabilities)	The Company enters into derivative financial instruments with various counterparties, primarily banks with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and foreign exchange option contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black Scholes models (for option valuation), using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying. As at September 30, 2024, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Investment in non-convertible debentures, government securities, commercial papers, certificate of deposits and bonds	Fair value of these instruments is derived based on the indicative quotes of price and yields prevailing in the market as at reporting date.

Investment in fixed maturity plan mutual funds	Fair value of these instruments is derived based on the indicative quotes of price prevailing in the market as at reporting date.

The following methods and assumptions were used to estimate the fair value of the level 3 financial instruments included in the above table.

Financial instrument	Method and assumptions
Investment in equity instruments	Fair value of these instruments is determined using market approach primarily based on market multiples method.

Contingent consideration and liability on written put options to non-controlling interest	Fair value of these instruments is determined using valuation techniques which includes inputs relating to risk-adjusted revenue and operating profit forecast.

The following table presents changes in Level 3 assets and liabilities for the year ended March 31, 2024 and six months ended September 30, 2024:

	As at
Investment in equity instruments	March 31, 2024		September 30, 2024
Balance at the beginning of the period	₹	19,321	₹	20,126
Additions		1,277		913
Disposals (1) (2)		(416)		(488)
Gain/(loss) recognized in consolidated statement of income		(136)		232
Gain/(loss) recognized in other comprehensive income		(485)		(171)
Translation adjustment		565		96

Balance at the end of the period	₹	20,126	₹	20,708

(1)	During the year ended March 31, 2024, the Company sold its shares in Moogsoft (Herd) Inc. at a fair value of ₹179 and recognized a cumulative loss of ₹91 in other comprehensive income.
(2)

During the six months ended September 30, 2024, the Company sold its shares in Headspin Inc. and Sealights Technologies Ltd at a fair value of ₹397 and recognized a cumulative loss of ₹185 in other comprehensive income and cumulative gain of ₹58 in the consolidated statement of income.

	As at
Contingent consideration	March 31, 2024		September 30, 2024
Balance at the beginning of the period	₹	(3,053)	₹	(429)
Reversals (1)		1,300		167
Payouts		1,294		—
Finance expense (recognized)/reversed in consolidated statement of income		55		11
Translation adjustment		(25)		(2)

Balance at the end of the period	₹	(429)	₹	(253)

(1)	Towards change in fair value of earn-out liability as a result of changes in estimates of revenue and earnings over the earn-out period.

	As at
Liability on written put options to non-controlling interests	March 31, 2024		September 30, 2024
Balance at the beginning of the period	₹	—	₹	(4,303)
Addition through Business combination		(4,238)		—
Finance expense recognized in consolidated statement of income		(33)		(128)
Translation adjustment		(32)		(21)

Balance at the end of the period	₹	(4,303)	₹	(4,452)

Derivative assets and liabilities

The Company is exposed to currency fluctuations on foreign currency assets / liabilities, forecasted cash flows denominated in foreign currency and net investment in foreign operations. The Company is also exposed to interest rate fluctuations on investments in floating rate financial assets and floating rate borrowings. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, interest rates, foreign currency forecasted cash flows and net investment in foreign operations. The counter parties in these derivative instruments are primarily banks and the Company considers the risks of non-performance by the counterparty as immaterial.

The Company determines the existence of an economic relationship between the hedging instrument and the hedged item based on the currency, amount and timing of its forecasted cash flows. Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in consolidated statement of income at the time of the hedge relationship rebalancing.

The following table summarizes activity in the cash flow hedging reserve within equity related to all derivative instruments classified as cash flow hedges:

	Six months ended September 30,
	2023		2024
Balance as at the beginning of the period	₹	(1,762)	₹	773
Changes in fair value of effective portion of derivatives		1,204		(889)
Deferred cancellation gain/(loss), net		12		—
Net (gain)/loss reclassified to consolidated statement of income on occurrence of hedged transactions (1)		1,488		(276)
Net (gain)/loss on ineffective portion of derivative instruments classified to consolidated statement of income		(86)		50

Gain/(loss) on cash flow hedging derivatives, net	₹	2,618	₹	(1,115)

Balance as at the end of the period	₹	856	₹	(342)
Deferred tax asset/(liability) thereon		(221)		83

Balance as at the end of the period, net of deferred taxes	₹	635	₹	(259)

(1)

Includes net (gain)/loss reclassified to revenue of ₹(178); net (gain)/loss reclassified to cost of revenues of ₹(22); net (gain)/loss reclassified to finance expenses of ₹(116), and net (gain)/loss reclassified to finance and other income of ₹40 for the six months ended September 30, 2024.

The related hedge transactions for balance in cash flow hedging reserves as at September 30, 2024 are expected to occur and be reclassified to the statement of income over a period of 23 months.

As at September 30, 2023 and 2024, there were no material gains or losses on derivative transactions or portions thereof that have become ineffective as hedges or associated with an underlying exposure that did not occur.

18. Foreign currency translation reserve and Other reserves

The movement in foreign currency translation reserve attributable to equity holders of the Company is summarized below:

	Six months ended September 30,
	2023		2024
Balance at the beginning of the period	₹	43,255	₹	47,261
Translation difference related to foreign operations, net		1,452		3,708
Reclassification of foreign currency translation differences on liquidation of		(181)		13
subsidiaries to statement of income

Balance at the end of the period	₹	44,526	₹	50,982

The movement in other reserves is summarized below:

	Other Reserves
Particulars	Remeasurements of the defined benefit plans		Investment in debt instruments measured at fair value through OCI		Investment in equity instruments measured at fair value through OCI		Capital Redemption Reserve		Gross obligation to non-controlling interests under put options
As at April 1, 2023	₹	(548)	₹	(119)	₹	10,793	₹	1,122	₹	—
Other comprehensive income		108		1,336		(108)		—		—
Buyback of equity shares		—		—		—		539		—
As at September 30, 2023	₹	(440)	₹	1,217	₹	10,685	₹	1,661	₹	—
As at April 1, 2024	₹	(286)	₹	1,397	₹	10,320	₹	1,661	₹	(4,238)
Other comprehensive income		395		574		(166)		—		—
As at September 30, 2024	₹	109	₹	1,971	₹	10,154	₹	1,661	₹	(4,238)

19. Income taxes

	Three months ended September 30,				Six months ended September 30,
	2023		2024		2023		2024
Income tax expense as per the consolidated statement of income	₹	8,419	₹	10,512	₹	17,534	₹	20,362
Income tax included in other comprehensive income on:
Gains/(losses) on investment securities		34		65		196		102
Gains/(losses) on cash flow hedging derivatives		(46)		(400)		580		(278)
Remeasurements of the defined benefit plans		10		107		43		169

	₹	8,417	₹	10,284	₹	18,353	₹	20,355

Income tax expense consists of the following:

	Three months ended September 30,				Six months ended September 30,
	2023		2024		2023		2024
Current taxes	₹	9,286	₹	11,152	₹	18,421	₹	21,520
Deferred taxes		(867)		(640)		(887)		(1,158)

	₹	8,419	₹	10,512	₹	17,534	₹	20,362

Income tax expenses are net of provision reversal of taxes pertaining to earlier periods, amounting to ₹109 and ₹608 for the three months ended September 30, 2023 and 2024, and ₹736 and ₹802 for the six months ended September 30, 2023 and 2024, respectively.

20. Revenues

The tables below present disaggregated revenue from contracts with customers by business segment (Refer to Note 27 “Segment Information”), sector and nature of contract. The Company believes that the below disaggregation best depicts the nature, amount, timing and uncertainty of revenue and cash flows from economic factors.

Information on disaggregation of revenues for the three months ended September 30, 2023 is as follows:

	IT Services										IT Products		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	66,735	₹	66,837	₹	63,892	₹	26,226	₹	223,690	₹	—	₹	223,690
Sale of products		—		—		—		—		—		1,469		1,469

	₹	66,735	₹	66,837	₹	63,892	₹	26,226	₹	223,690	₹	1,469	₹	225,159

B. Revenue by sector
Banking, Financial Services and Insurance	₹	676	₹	41,155	₹	24,408	₹	8,886	₹	75,125
Health		22,813		26		4,281		1,347		28,467
Consumer		25,503		1,220		10,782		4,251		41,756
Communications		3,065		314		2,953		3,323		9,655
Energy, Natural Resources and Utilities		193		10,232		9,993		5,466		25,884
Manufacturing		17		7,937		6,619		1,085		15,658
Technology		14,468		5,953		4,856		1,868		27,145

	₹	66,735	₹	66,837	₹	63,892	₹	26,226	₹	223,690	₹	1,469	₹	225,159

C. Revenue by nature of contract
Fixed price and volume based	₹	37,936	₹	34,331	₹	36,929	₹	15,770	₹	124,966	₹	—	₹	124,966
Time and materials		28,799		32,506		26,963		10,456		98,724		—		98,724
Products		—		—		—		—		—		1,469		1,469

	₹	66,735	₹	66,837	₹	63,892	₹	26,226	₹	223,690	₹	1,469	₹	225,159

Information on disaggregation of revenues for the three months ended September 30, 2024 is as follows:

	IT Services										IT Products		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	68,502	₹	68,048	₹	61,943	₹	23,860	₹	222,353	₹	—	₹	222,353
Sale of products		—		—		—		—		—		663		663

	₹	68,502	₹	68,048	₹	61,943	₹	23,860	₹	222,353	₹	663	₹	223,016

B. Revenue by sector
Banking, Financial Services and Insurance	₹	238	₹	43,195	₹	24,151	₹	9,856	₹	77,440
Health		25,973		26		3,742		590		30,331
Consumer		25,781		1,918		10,905		3,905		42,509
Communications		3,078		208		2,913		2,510		8,709
Energy, Natural Resources and Utilities		821		9,736		8,885		4,514		23,956
Manufacturing		12		6,894		5,928		992		13,826
Technology		12,599		6,071		5,419		1,493		25,582

	₹	68,502	₹	68,048	₹	61,943	₹	23,860	₹	222,353	₹	663	₹	223,016

C. Revenue by nature of contract
Fixed price and volume based	₹	34,859	₹	34,101	₹	36,570	₹	13,875	₹	119,405	₹	—	₹	119,405
Time and materials		33,643		33,947		25,373		9,985		102,948		—		102,948
Products		—		—		—		—		—		663		663

	₹	68,502	₹	68,048	₹	61,943	₹	23,860	₹	222,353	₹	663	₹	223,016

Information on disaggregation of revenues for the six months ended September 30, 2023 is as follows:

	IT Services										IT Products		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	132,357	₹	135,158	₹	131,047	₹	52,744	₹	451,306	₹	—	₹	451,306
Sale of products		—		—		—		—		—		2,163		2,163

	₹	132,357	₹	135,158	₹	131,047	₹	52,744	₹	451,306	₹	2,163	₹	453,469

B. Revenue by sector
Banking, Financial Services and Insurance	₹	1,460	₹	83,170	₹	49,930	₹	17,927	₹	152,487
Health		44,540		111		9,104		2,597		56,352
Consumer		51,858		2,334		21,581		8,520		84,293
Communications		6,551		661		6,076		6,785		20,073
Energy, Natural Resources and Utilities		299		20,526		21,104		11,311		53,240
Manufacturing		64		16,421		13,512		2,123		32,120
Technology		27,585		11,935		9,740		3,481		52,741

	₹	132,357	₹	135,158	₹	131,047	₹	52,744	₹	451,306	₹	2,163	₹	453,469

C. Revenue by nature of contract
Fixed price and volume based	₹	75,460	₹	69,781	₹	76,652	₹	31,712	₹	253,605	₹	—	₹	253,605
Time and material		56,897		65,377		54,395		21,032		197,701		—		197,701
Products		—		—		—		—		—		2,163		2,163

	₹	132,357	₹	135,158	₹	131,047	₹	52,744	₹	451,306	₹	2,163	₹	453,469

Information on disaggregation of revenues for the six months ended September 30, 2024 is as follows:

	IT Services										IT Products		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	136,264	₹	135,450	₹	122,421	₹	47,387	₹	441,522	₹	—	₹	441,522
Sale of products		—		—		—		—		—		1,132		1,132

	₹	136,264	₹	135,450	₹	122,421	₹	47,387	₹	441,522	₹	1,132	₹	442,654

B. Revenue by sector
Banking, Financial Services and Insurance	₹	671	₹	85,081	₹	47,199	₹	18,835	₹	151,786
Health		51,538		48		7,583		1,583		60,752
Consumer		51,402		3,780		21,614		7,853		84,649
Communications		6,077		416		5,223		5,303		17,019
Energy, Natural Resources and Utilities		1,488		19,843		18,237		8,968		48,536
Manufacturing		26		14,138		11,923		1,934		28,021
Technology		25,062		12,144		10,642		2,911		50,759

	₹	136,264	₹	135,450	₹	122,421	₹	47,387	₹	441,522	₹	1,132	₹	442,654

C. Revenue by nature of contract
Fixed price and volume based	₹	70,829	₹	68,679	₹	72,546	₹	27,549	₹	239,603	₹	—	₹	239,603
Time and materials		65,435		66,771		49,875		19,838		201,919		—		201,919
Products		—		—		—		—		—		1,132		1,132

	₹	136,264	₹	135,450	₹	122,421	₹	47,387	₹	441,522	₹	1,132	₹	442,654

21. Expenses by nature

	Three months ended September 30,				Six months ended September 30,
	2023		2024		2023		2024
Employee compensation	₹	138,536	₹	134,695	₹	278,812	₹	266,988
Sub-contracting and technical fees		26,547		24,582		52,932		49,349
Cost of hardware and software		1,501		893		2,307		1,551
Travel		4,049		3,836		8,224		7,773
Facility expenses		3,815		3,937		7,267		8,070
Software license expense for internal use		4,701		4,702		9,308		9,307
Depreciation, amortization and impairment (1)		8,970		8,308		16,350		15,597
Communication		1,360		1,079		2,609		2,072
Legal and professional fees		2,507		3,013		4,758		5,295
Rates, taxes and insurance		1,641		1,395		3,103		2,611
Marketing and brand building		880		838		1,857		1,642
Lifetime expected credit loss/ (write-back)		139		593		439		567
(Gain)/loss on sale of property, plant and equipment, net (2)		(2,320)		(820)		(2,242)		(843)
Miscellaneous expenses (3)		(244)		(1,580)		90		(1,145)

Total cost of revenues, selling and marketing expenses and general and administrative expenses	₹	192,082	₹	185,471	₹	385,814	₹	368,834

(1)

Depreciation, amortization and impairment includes an impairment charge on intangible assets amounting to ₹437 and ₹1,147 for the three and six months ended September 30, 2023 and 2024, respectively (Refer to Note 6).

(2)

(Gain)/loss on sale of property, plant and equipment for the three and six months ended September 30, 2023 and 2024, includes gain on sale of immovable properties of ₹(2,368) and gain on relinquishment of the lease hold rights of land, and transfer of building along with other assets of ₹(885), respectively.

(3)

Miscellaneous expenses are net of reversals of contingent consideration of ₹490 and ₹167 for the three months ended September 30, 2023 and 2024, respectively and of ₹506 and ₹167 for the six months ended September 30, 2023 and 2024, respectively (Refer to Note 17). Miscellaneous expenses are net of insurance claim received of ₹1,805 during the three and six months ended September 30, 2024.

22. Finance expenses

	Three months ended September 30,				Six months ended September 30,
	2023		2024		2023		2024
Interest expense (1)	₹	3,033	₹	3,569	₹	6,119	₹	6,857

	₹	3,033	₹	3,569	₹	6,119	₹	6,857

(1)

Includes Interest expense on lease liabilities of ₹336 and ₹384 for the three months ended September 30, 2023 and 2024, respectively and ₹652 and ₹747 for the six months ended September 30, 2023, and 2024, respectively.

23. Finance and other income and Foreign exchange gains/(losses), net

	Three months ended September 30,				Six months ended September 30,
	2023		2024		2023		2024
Interest income	₹	4,158	₹	6,576	₹	9,402	₹	12,203
Dividend income from equity investments designated as
FVTOCI		1		1		2		1
Net gain from investments classified as FVTPL		737		2,618		2,073		4,471
Net loss from investments classified as FVTOCI		(86)		—		(125)		—

Finance and other income	₹	4,810	₹	9,195	₹	11,352	₹	16,675

Foreign exchange gains/(losses), net, on financial instruments measured at FVTPL	₹	(350)	₹	(368)	₹	531	₹	(553)
Other foreign exchange gains/(losses), net		618		(28)		(325)		(49)

Foreign exchange gains/(losses), net	₹	268	₹	(396)	₹	206	₹	(602)

24. Earnings per equity share

A reconciliation of profit for the period and equity shares used in the computation of basic and diluted earnings per equity share is set out below:

Basic: Basic earnings per equity share is calculated by dividing the profit attributable to equity shareholders of the Company by the weighted average number of equity shares outstanding during the period, excluding equity shares purchased by the Company and held as treasury shares.

	Three months ended September 30,				Six months ended September 30,
	2023		2024		2023		2024
Profit attributable to equity holders of the Company	₹	26,463	₹	32,088	₹	55,164	₹	62,120
Weighted average number of equity shares outstanding		5,232,867,366		5,226,755,635		5,357,394,940		5,226,444,619

Basic earnings per equity share	₹	5.06	₹	6.14	₹	10.30	₹	11.89

Diluted: Diluted earnings per equity share is calculated by adjusting the weighted average number of equity shares outstanding during the period for assumed conversion of all dilutive potential equity shares. Employee share options are dilutive potential equity shares for the Company.

The calculation is performed in respect of share options to determine the number of equity shares that could have been acquired at fair value (determined as the average market price of the Company’s equity shares during the period). The number of equity shares calculated as above is compared with the number of equity shares that would have been issued assuming the exercise of the share options.

	Three months ended September 30,				Six months ended September 30,
	2023		2024		2023		2024
Profit attributable to equity holders of the Company	₹	26,463	₹	32,088	₹	55,164	₹	62,120
Weighted average number of equity shares outstanding		5,232,867,366		5,226,755,635		5,357,394,940		5,226,444,619
Effect of dilutive equivalent share options		12,773,832		14,323,302		12,683,623		13,441,789

Weighted average number of equity shares for diluted earnings per equity share		5,245,641,198		5,241,078,937		5,370,078,563		5,239,886,408

Diluted earnings per equity share	₹	5.04	₹	6.12	₹	10.27	₹	11.85

Earnings per share for each of the three months ended June 30, 2023 and September 30, 2023 will not add up to earnings per share for the six months ended September 30, 2023, on account of buyback of equity shares.

25. Employee compensation

	Three months ended September 30,				Six months ended September 30,
	2023		2024		2023		2024
Salaries and bonus	₹	132,179	₹	128,528	₹	265,979	₹	254,656
Employee benefits plans		4,794		4,861		9,726		9,697
Share-based compensation (1)		1,563		1,306		3,107		2,635

	₹	138,536	₹	134,695	₹	278,812	₹	266,988

(1)	Includes ₹8 and ₹(5) for the six months ended September 30, 2023 and 2024 respectively, towards cash settled ADS RSUs.

The employee benefit cost is recognized in the following line items in the interim condensed consolidated statement of income:

	Three months ended September 30,				Six months ended September 30,
	2023		2024		2023		2024
Cost of revenues	₹	114,844	₹	113,949	₹	232,577	₹	226,120
Selling and marketing expenses		12,996		12,412		25,608		24,376
General and administrative expenses		10,696		8,334		20,627		16,492

	₹	138,536	₹	134,695	₹	278,812	₹	266,988

The Company has granted 3,731 and 3,345,406 options under RSU option plan during the three and six months ended September 30, 2024, respectively (56,015 and 3,273,900 for the three and six months ended September 30, 2023, respectively); 228,413 and 8,395,500 options under ADS option plan during the three and six months ended September 30, 2024, respectively (292,127 and 8,353,252 for the three and six months ended September 30, 2023, respectively).

The Company has also granted Nil and 2,014,993 Performance based stock options (RSU) during the three and six months ended September 30, 2024, respectively (Nil and 1,892,498 for the three and six months ended September 30, 2023, respectively); Nil and 5,297,557 Performance based stock options (ADS) during the three and six months ended September 30, 2024, respectively (Nil and 5,648,833 for the three and six months ended September 30, 2023, respectively).

The RSU grants were issued under Wipro Employee Restricted Stock Unit plan 2007 (WSRUP 2007 plan) and the ADS grants were issued under Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan). Performance based stock options will vest based on the performance parameters of the Company.

26. Commitments and contingencies

Capital commitments: As at March 31, 2024 and September 30, 2024 the Company had committed to spend approximately ₹ 10,322 and ₹ 8,166 respectively, under agreements to purchase/ construct property and equipment. These amounts are net of capital advances paid in respect of these purchases. Refer to Note 7 for uncalled capital commitments on investment in equity instruments.

Guarantees: As at March 31, 2024 and September 30, 2024, guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies aggregate to ₹ 13,455 and ₹ 13,163 respectively, as part of the bank line of credit.

Contingencies and lawsuits: The Company is subject to legal proceedings and claims resulting from tax assessment orders/ penalty notices issued under the Income Tax Act, 1961, which have arisen in the ordinary course of its business. Some of the claims involve complex issues and it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of such proceedings. However, the resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

The Company’s assessments are completed for the years up to March 31, 2019. The Company has received demands on multiple tax issues. These claims are primarily arising out of denial of deduction under section 10A of the Income Tax Act, 1961 in respect of profit earned by the Company’s undertaking in Software Technology Park at Bengaluru, the appeals filed against the said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2008 which either has been or may be contested by the Income tax authorities before the Hon’ble Supreme Court of India. Other claims relate to disallowance of tax benefits on profits earned from Software Technology Park and Special Economic Zone units, capitalization of research and development expenses, transfer pricing adjustments on intercompany / inter unit transactions and other issues.

Income tax claims against the Company amounting to ₹ 95,520 and ₹ 97,903 are not acknowledged as debt as at March 31, 2024 and September 30, 2024, respectively. These matters are pending before various Appellate Authorities and the management expects its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company’s financial position and results of operations.

The contingent liability in respect of disputed demands for excise duty, custom duty, sales tax and other matters amounting to ₹ 18,799 and ₹ 19,440 as of March 31, 2024, and September 30, 2024, respectively. However, the resolution of these disputed demands is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

27. Segment information

The Company is organized into the following operating segments: IT Services and IT Products.

IT Services: The IT Services segment primarily consists of IT services offerings to customers organized by four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific Middle East and Africa (“APMEA”). Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

Americas 1 includes the entire business of Latin America (“LATAM”) and the following industry sectors in the United States of America: communications, media and information services, software and gaming, new age technology, consumer goods, medical devices and life sciences, healthcare, and technology products and services. Americas 2 includes the entire business in Canada and the following industry sectors in the United States of America: banking and financial services, energy, manufacturing and resources, capital markets and insurance, and hi-tech. Europe consists of the United Kingdom and Ireland, Switzerland, Germany, Northern Europe and Southern Europe. APMEA consists of Australia and New Zealand, India, Middle East, South East Asia, Japan and Africa.

Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

Our IT Services segment provides a range of IT and IT enabled services which include digital strategy advisory, customer centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, cloud and infrastructure services, business process services, cloud, mobility and analytics services, research and development and hardware and software design.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

The Chief Executive Officer (“CEO”) and Managing Director of the Company has been identified as the Chief Operating Decision Maker as defined by IFRS 8, “Operating Segments”. The CEO of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segments for the three months ended September 30, 2023, is as follows:

	IT Services										IT Products		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	66,813	₹	66,914	₹	63,976	₹	26,255	₹	223,958	₹	1,469	₹	—	₹	225,427
Segment result		15,287		14,023		7,547		2,985		39,842		(467)		(2,246)		37,129
Unallocated										(3,784)		—		—		(3,784)

Segment result total									₹	36,058	₹	(467)	₹	(2,246)	₹	33,345
Finance expenses																(3,033)
Finance and other income																4,810
Share of net profit/(loss) of associate accounted for using the equity method																(30)

Profit before tax															₹	35,092
Income tax expense																(8,419)

Profit for the period															₹	26,673

Depreciation, amortization and impairment															₹	8,970

Information on reportable segments for the three months ended September 30, 2024, is as follows:

	IT Services										IT Products		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	68,393	₹	67,932	₹	61,821	₹	23,811	₹	221,957	₹	663	₹	—	₹	222,620
Segment result		13,338		15,005		7,821		3,070		39,234		(183)		10		39,061
Unallocated										(1,912)		—		—		(1,912)

Segment result total									₹	37,322	₹	(183)	₹	10	₹	37,149
Finance expenses																(3,569)
Finance and other income																9,195
Share of net profit/(loss) of associate and joint venture accounted for using the equity method																3

Profit before tax															₹	42,778
Income tax expense																(10,512)

Profit for the period															₹	32,266

Depreciation, amortization and impairment															₹	8,308

Information on reportable segments for the six months ended September 30, 2023, is as follows:

	IT Services										IT Products		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	132,420	₹	135,217	₹	131,110	₹	52,765	₹	451,512	₹	2,163	₹	—	₹	453,675
Segment result		28,824		28,192		17,515		5,785		80,316		(628)		(4,086)		75,602
Unallocated										(7,741)		—		—		(7,741)

Segment result total									₹	72,575	₹	(628)	₹	(4,086)	₹	67,861
Finance expense																(6,119)
Finance and other income																11,352
Share of net profit/(loss) of associates accounted for using the equity method																(27)

Profit before tax															₹	73,067
Income tax expense																(17,534)

Profit for the period															₹	55,533

Depreciation, amortization and impairment															₹	16,350

Information on reportable segments for the six months ended September 30, 2024, is as follows:

	IT Services										IT Products		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	136,093	₹	135,270	₹	122,243	₹	47,314	₹	440,920	₹	1,132	₹	—	₹	442,052
Segment result		27,025		30,538		13,694		5,511		76,768		(230)		69		76,607
Unallocated										(3,389)		—		—		(3,389)

Segment result total									₹	73,379	₹	(230)	₹	69	₹	73,218
Finance expense																(6,857)
Finance and other income																16,675
Share of net profit/(loss) of associate and joint venture accounted for using the equity method																(42)

Profit before tax															₹	82,994
Income tax expense																(20,362)

Profit for the period															₹	62,632

Depreciation, amortization and impairment															₹	15,597

Revenues from India, being Company’s country of domicile, is ₹ 6,039 and ₹ 5,194 for the three months ended September 30, 2023 and 2024, respectively and ₹ 12,046 and ₹ 10,117 for the six months ended September 30, 2023, and 2024, respectively.

Revenues from United States of America and United Kingdom contributed more than 10% of Company’s total revenues as per table below:

	Three months ended September 30,		Six months ended September 30,
	2023	2024	2023	2024
United States of America	₹ 128,301	₹ 130,241	₹ 254,798	₹ 259,674
United Kingdom	27,455	24,235	57,218	49,341

	₹155,756	₹154,476	₹312,016	₹309,015

No customer individually accounted for more than 10% of the revenues during the three and six months ended September 30, 2023 and 2024.

Management believes that it is currently not practicable to provide disclosure of geographical location wise assets, since the meaningful segregation of the available information is onerous.

Notes:

a)	“Reconciling Items” includes elimination of inter-segment transactions and other corporate activities.

b)	Revenue from sale of Company owned intellectual properties is reported as part of IT Services revenues.

c)

For the purpose of segment reporting, the Company has included the impact of “foreign exchange gains/(losses), net” in revenues, which is reported as a part of operating profit in the interim condensed consolidated statement of income.

d)	Restructuring cost of ₹ 2,249 and ₹ 4,136 for the three and six months ended September 30, 2023, respectively is included under Reconciling items.

e)

“Unallocated” within IT Services segment results is after recognition of amortization and impairment expense on intangible assets of ₹ 3,484 and ₹ 2,919, for the three months ended September 30, 2023 and 2024, respectively and of ₹ 5,294 and ₹ 4,701 for the six months ended September 30, 2023 and 2024, respectively and change in fair value of contingent consideration of ₹ (490) and ₹ (167), for the three months ended September 30, 2023 and 2024, respectively and of ₹ (506) and ₹ (167) for the six months ended September 30, 2023 and 2024, respectively.

Segment results of IT Services segment for the three and six months ended September 30, 2023 are after considering additional amortization due to change in estimate of useful life of the customer-related intangibles in an earlier Business combination. (Refer to Note 6)

f)

Segment results of IT Services segment are after recognition of share-based compensation expense of ₹ 1,563 and ₹ 1,306 for the three months ended September 30, 2023 and 2024, respectively and ₹ 3,107 and ₹ 2,635 for the six months ended September 30, 2023 and 2024 respectively.

g)

Segment results of IT Services segment are after recognition of (gain)/loss on sale of property, plant and equipment of ₹ (2,320) and ₹ (820) for the three months ended September 30, 2023 and 2024, respectively and ₹ (2,242) and ₹ (843) for the six months ended September 30, 2023 and 2024 respectively.

28. List of subsidiaries, associate and joint venture as at September 30, 2024 is provided below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Attune Consulting India Private Limited			India

Capco Technologies Private Limited			India

Wipro Technology Product Services Private Limited			India

Wipro Chengdu Limited			China

Wipro Holdings (UK) Limited			U.K.

Wipro HR Services India Private Limited			India

Wipro IT Services Bangladesh Limited			Bangladesh

Wipro IT Services UK Societas			U.K.

	Designit A/S		Denmark

		Designit Denmark A/S	Denmark
		Designit Germany GmbH	Germany
		Designit Oslo A/S	Norway
		Designit Spain Digital, S.L.U	Spain
		Designit Sweden AB	Sweden
		Designit T.L.V Ltd.	Israel

	Wipro Bahrain Limited Co. W.L.L		Bahrain
	Wipro Czech Republic IT Services s.r.o.		Czech Republic

	Wipro CRM Services (formerly known as Wipro 4C NV)		Belgium

		Wipro 4C Consulting France SAS	France
		Wipro CRM Services B.V. (formerly known as Wipro 4C Nederland B.V)	Netherlands
		Wipro CRM Services ApS	Denmark
		Wipro CRM Services UK Limited	U.K.

	Grove Holdings 2 S.á.r.l		Luxembourg
		Capco Solution Services GmbH	Germany
		The Capital Markets Company Italy Srl	Italy
		Capco Brasil Serviços E Consultoria Ltda	Brazil
		The Capital Markets Company BV (1)	Belgium

	PT. WT Indonesia		Indonesia
	Rainbow Software LLC		Iraq
	Wipro Arabia Limited (2)		Saudi Arabia

		Women’s Business Park Technologies Limited (2)	Saudi Arabia

	Wipro Doha LLC		Qatar
	Wipro Financial Outsourcing Services Limited		U.K.

		Wipro UK Limited	U.K.

	Wipro Gulf LLC		Sultanate of
Oman
	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary

		Wipro Holdings Investment Korlátolt Felelősségű Társaság	Hungary

	Wipro Information Technology Netherlands BV.		Netherlands

		Wipro do Brasil Technologia Ltda (1)	Brazil
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro Portugal S.A. (1)	Portugal
		Wipro Solutions Canada Limited	Canada
		Wipro Technologies Limited	Russia
		Wipro Technologies Peru SAC	Peru
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Technology Chile SPA	Chile

	Wipro IT Service Ukraine, LLC		Ukraine
	Wipro IT Services Poland SP Z.O.O		Poland
	Wipro IT Services S.R.L.		Romania
	Wipro Regional Headquarter		Saudi Arabia
	Wipro Technologies Australia Pty Ltd	Wipro Ampion Holdings Pty Ltd (1)	Australia
Australia
	Wipro Technologies SA		Argentina
	Wipro Technologies SA DE CV		Mexico
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria

	Wipro Technologies SRL		Romania
	Wipro (Thailand) Co. Limited		Thailand
Wipro Japan KK			Japan

Wipro Networks Pte Limited			Singapore

	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia

Wipro Overseas IT Services Private Limited			India

Wipro Philippines, Inc.			Philippines

Wipro Shanghai Limited			China

Wipro Trademarks Holding Limited			India

Wipro Travel Services Limited			India

Wipro VLSI Design Services			India

India Private Limited

Wipro, LLC			USA

	Wipro Gallagher Solutions, LLC		USA
	Wipro Insurance Solutions, LLC		USA

	Wipro IT Services, LLC	Aggne Global Inc. (3)	USA
USA
		Cardinal US Holdings, Inc.(1)	USA
		Edgile, LLC	USA
		HealthPlan Services, Inc. (1)	USA
		Infocrossing, LLC	USA
		International TechneGroup Incorporated (1)	USA
		Wipro NextGen Enterprise Inc. (1)	USA
		Rizing Intermediate Holdings, Inc. (1)	USA
		Wipro Appirio, Inc. (1)	USA
		Wipro Designit Services, Inc. (1)	USA
		Wipro Telecom Consulting LLC	USA
		Wipro VLSI Design Services, LLC	USA

Aggne Global IT Services Private Limited (3)			India

Wipro, Inc.(4)			USA

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD’ incorporated in South Africa and Wipro Foundation in India.

(2)

All the above direct subsidiaries are 100% held by the Company except that the Company holds 66.67% of the equity securities of Wipro Arabia Limited and 55% of the equity securities of Women’s Business Park Technologies Limited are held by Wipro Arabia Limited.

(3)	The company holds 60% of the equity securities of Aggne Global IT Services Private Limited and Wipro IT Services, LLC holds 60% of the equity securities of Aggne Global Inc.

(4)	Wipro, Inc. has been incorporated as a wholly-owned subsidiary of the Company with effect from September 30, 2024.

(1)

Step Subsidiary details of Cardinal US Holdings, Inc., HealthPlan Services, Inc., International TechneGroup Incorporated, Wipro NextGen Enterprise Inc., Rizing Intermediate Holdings, Inc., The Capital Markets Company BV, Wipro Ampion Holdings Pty Ltd, Wipro Appirio, Inc., Wipro Designit Services, Inc., Wipro do Brasil Technologia Ltda and Wipro Portugal S.A. are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Cardinal US Holdings, Inc.			USA

	ATOM Solutions LLC		USA
	Capco Consulting Services LLC		USA
	Capco RISC Consulting LLC		USA
	The Capital Markets Company LLC		USA

HealthPlan Services, Inc.			USA

	HealthPlan Services Insurance Agency, LLC		USA

International TechneGroup Incorporated			USA

	International TechneGroup Ltd.		U.K.
	ITI Proficiency Ltd		Israel
	MechWorks S.R.L.		Italy

Wipro NextGen Enterprise Inc.			USA

	LeanSwift AB		Sweden

Rizing Intermediate Holdings, Inc.			USA

	Rizing Lanka (Private) Ltd	Attune Netherlands B.V. (5)	Sri Lanka

Netherlands

	Rizing Solutions Canada Inc.		Canada
	Rizing LLC		USA
		Aasonn Philippines Inc.	Philippines
		Rizing B.V.	Netherlands
		Rizing Consulting Ireland Limited	Ireland
		Rizing Consulting Pty Ltd.	Australia
		Rizing Geospatial LLC	USA
		Rizing GmbH	Germany
		Rizing Limited	U.K.
		Rizing Pte Ltd. (5)	Singapore

The Capital Markets Company BV			Belgium

	CapAfric Consulting (Pty) Ltd		South Africa
	Capco Belgium BV		Belgium
	Capco Consultancy (Malaysia) Sdn. Bhd		Malaysia
	Capco Consultancy (Thailand) Ltd		Thailand
	Capco Consulting Singapore Pte. Ltd		Singapore
	Capco Greece Single Member P.C		Greece
	Capco Poland sp. z.o.o		Poland
	The Capital Markets Company (UK) Ltd		U.K.

		Capco (UK) 1, Limited	U.K.

	The Capital Markets Company BV		Netherlands
	The Capital Markets Company GmbH		Germany

		Capco Austria GmbH	Austria

	The Capital Markets Company Limited		Hong Kong
	The Capital Markets Company Limited		Canada
	The Capital Markets Company S.á.r.l		Switzerland

		Andrion AG	Switzerland

	The Capital Markets Company S.A.S		France
	The Capital Markets Company s.r.o		Slovakia

Wipro Ampion Holdings Pty Ltd			Australia

	Wipro Revolution IT Pty Ltd		Australia
	Crowdsprint Pty Ltd		Australia
	Wipro Shelde Australia Pty Ltd		Australia

Wipro Appirio, Inc.			USA

	Wipro Appirio (Ireland) Limited		Ireland

		Wipro Appirio UK Limited	U.K.

	Topcoder, LLC.		USA

Wipro Designit Services, Inc.			USA

	Wipro Designit Services Limited		Ireland

Wipro do Brasil Technologia Ltda			Brazil

	Wipro do Brasil Servicos Ltda		Brazil
	Wipro Do Brasil Sistemas De		Brazil
Informatica Ltda

Wipro Portugal S.A.			Portugal

	Wipro Technologies GmbH		Germany

		Wipro Business Solutions GmbH (5)	Germany
		Wipro IT Services Austria GmbH	Austria

(5)	Step Subsidiary details of Attune Netherlands B.V., Rizing Pte Ltd., Wipro Business Solutions GmbH are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Attune Netherlands B.V.			Netherlands

	Rizing Consulting USA, Inc.		USA
	Rizing Germany GmbH		Germany
	Attune Italia S.R.L		Italy
	Attune UK Ltd.		U.K.

Rizing Pte Ltd.			Singapore

	Rizing New Zealand Ltd.		New Zealand
	Rizing Philippines Inc.		Philippines
	Rizing SDN BHD		Malaysia
	Rizing Solutions Pty Ltd		Australia

Wipro Business Solutions GmbH			Germany

	Wipro Technology Solutions S.R.L		Romania

As at September 30, 2024, the Company held 43.7% interest in Drivestream Inc. and 27% interest in SDVerse LLC, accounted for using the equity method.

The list of controlled trusts are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro Foundation	India

29. Buyback of equity shares

During the six months ended September 30, 2023, the Company concluded the buyback of 269,662,921 equity shares (at a price of ₹ 445 per equity share) as approved by the Board of Directors on April 27, 2023. This has resulted in a total cash outflow of ₹ 145,173 (including tax on buyback of ₹ 24,783 and transaction costs related to buyback of ₹ 390). In line with the requirement of the Companies Act, 2013, an amount of ₹ 3,768 and ₹ 141,405 has been utilized from share premium and retained earnings respectively. Further, capital redemption reserve (included in other reserves) of ₹ 539 (representing the nominal value of the shares bought back) has been created as an apportionment from retained earnings. Consequent to such buyback, the paid-up equity share capital has reduced by ₹ 539.

30. Events after the reporting period

The Board of Directors in their meeting held on October 17, 2024 approved issue of bonus shares, commonly known as issue of stock dividend in the US, in the proportion of 1:1, i.e. 1 (one) bonus equity share of ₹ 2 each for every 1 (one) fully paid-up equity shares held (including ADS holders) as on the record date, subject to approval by the Members of the Company through Postal Ballot. The bonus issue, if approved, will not affect the ratio of ADSs to equity shares, such that each ADS after the bonus issue will continue to represent one equity share of par value of ₹ 2 per share. On completion of bonus issue, the Earnings Per Share for all periods presented will be adjusted retrospectively.

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Srinivas Pallia
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm Registration No: 117366W/W - 100018			Managing Director

Anand Subramanian	Aparna C. Iyer		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 110815

Bengaluru

October 17, 2024